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September 16, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.,

Washington, D.C. 20549

Attention:	Kevin Woody, Branch Chief
Wilson K. Lee
Jerard Gibson
Stacie Gorman

Re:	Kennedy-Wilson Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Form 10-Q for Quarterly Period Ended March 31, 2014

Ladies and Gentlemen:

This letter is being submitted on behalf of Kennedy-Wilson Holdings, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by electronic mail on August 20, 2014 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the quarterly period ended March 31, 2014. For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2014

Note 1 – Basis of Presentation, page 7

1.	We have considered your response to comment 7. It appears your basis for consolidation is achievement of controlling financial interest through control by contract. Please clarify to us how you have met the following requirements to establish a controlling financial interest in KWERE through your investment management agreement. Reference is made to paragraphs 810-10-05-14, 810-15-18 to 22, 810-10-25-60 to 81, and 810-10-55-206 of the Financial Accounting Standards Codification.

September 16, 2014

•	The contractual term between the parties must be for the remaining life of the controlled entity or a period of at least 10 years;

•	The contract is not terminable by the controlled entity, except for gross negligence, fraud, other illegal acts, or bankruptcy of the controlling entity;

•	The controlling party has exclusive authority of all decision-making of ongoing major or central operations;

•	The controlling party has exclusive authority for establishing compensation levels and hiring and firing of key personnel;

•	The controlling party has a significant financial interest in the other party that may transfer without limitation; and

•	The controlling party has the right to receive income, both ongoing and as proceeds from the sale of its interest, in an amount that fluctuates based on the performance of the operations of the controlled entity and change in its fair value.

Response: The Company respectfully acknowledges that paragraph 810-10-05-14 of the FASB Accounting Standards Codification (ASC) expands the scope of the control by contract subsections of Topic 810 (paragraphs 810-10-15-18 to 15-22) beyond physician management entities to “similar” structures. However, the Company determined that the overall structure and substance of its relationship with KWERE more closely analogizes to a relationship between a general partner and a limited partnership due to the inextricable linkage between its significant equity position in the ordinary shares of KWERE and its contractual decision-making rights. The Company concluded that because its decision-making authority is inseparable from its equity position it is most appropriate to consider those interests in the aggregate for purposes of determining the applicable consolidation guidance. Given such determinations, the Company applied the consolidation guidance set forth in ASC Subtopic 810-20 in evaluating its investment in and relationship with KWERE.

As described in its initial response to the Staff’s comment, the Company acquired approximately 12% of the total issued share capital of KWERE at its initial public offering (the Company currently owns approximately 13.3% attributable to additional investments made after the initial public offering and management fees received in shares), making it the largest shareholder. Also, the initial shares purchased by the Company are subject to lock-up arrangements whereby none of the shares may be sold for a period of one year after the initial public offering and only may be sold in the year after that by complying with certain conditions agreed to at the time of the initial public offering. Further, the Company is receiving half of its compensation as the manager of KWERE on an ongoing basis in the form of KWERE shares. The Company also receives an annual performance fee that is fully payable in the form of KWERE shares that are subject to lock up provisions that extend for three years. As the Company will continue to be paid new shares of KWERE on an ongoing basis, some of which are subject to additional lock-up periods in addition to its initial stake, KWERE is structured such that the Company will continue to hold an ownership interest throughout the life of KWERE as long as it remains in the role of the investment manager. Further, the Company’s substantial equity investment in KWERE was a determinative factor in the control rights it was able to negotiate and obtain as KWERE’s investment manager. As such, the Company’s equity investment and the management contract are inextricably linked and such group, inclusive of the investment manager’s rights, has control over the entity.

September 16, 2014

In addition to the contractual linkage of the investment management rights and the Company’s equity investment, the Company submits to the Staff that because both the legal entity that made the equity investment and the investment manager of KWERE are ultimately wholly-owned subsidiaries of the Company they should be considered as one combined position by the Company in its evaluation of which consolidation literature is applicable. The Company believes this is consistent with the Staff’s historical views as articulated in a speech by Mark Mahar at the 2006 AICPA National Conference on Current SEC and PCAOB Developments. Therein, Mr. Mahar states:

“We understand that certain general partner (GP) / limited partner (LP) arrangements have become common in which the partnership might be considered a variable interest entity (VIE).

These circumstances include a GP that makes no or only a non-substantive investment in the entity. Further, the LPs have no kick-out rights,2 however, at least one of the LPs are related parties3 of the GP.

When the GP considers its relationship with the entity in isolation, it comes to the conclusion that the entity is a VIE because the holders of the equity investment at risk as a group, i.e. the LPs, do not have the ability to make decisions about the entity’s activities that have a significant effect on its success.4 A subsequent primary beneficiary determination could conclude that the GP does not absorb greater than 50% of the expected gains and losses and therefore the GP does not consolidate the VIE.

However, a view that analyzes the GP and the entity in isolation seems to be incomplete because of the relationships with certain of the LP investors. Depending on the significance of those relationships, I believe the GP and LPs may be so closely associated that it is most appropriate to consider their interests in the aggregate. This analysis depends heavily on the particular facts and circumstances, thus a degree of reasonable judgment is necessary.

If the GP and LP are considered a group, the ASC Subtopic 810-10 VIE analysis could yield different results. If the GP and certain LP equity interests are combined, then the entity, all other things being equal, would likely pass the ASC subparagraph 810-10-15-14(b)(1) test. That is, the equity holders as a group, inclusive of the GP rights, would have the ability to make decisions about the entity’s activities that affect its success. The result would be the entity is not a VIE and the accounting consideration would revert to the voting interest model with the GP consolidating.”

[2]	Refer to ASC Subtopic 810-20 and ASC paragraph 810-10-55-35 for a discussion on GP and LP rights kick-out arrangements.
[3]	Related party in this context is defined by ASC paragraph 810-10-25-43 and ASC Section 810-10-20.

September 16, 2014

[4]	ASC subparagraph 810-10-15-14(b).

The Company understands that one of the reasons for this speech was a concern that applying the VIE consolidation requirements rather than those that apply to non-VIE partnerships and similar entities could result in non-consolidation of a limited partnership by a general partner that in substance holds a controlling financial interest in the partnership. The Company believes this position is directly relevant to its involvement with KWERE. Further, the Company submits to the Staff that when its position in KWERE is considered in the aggregate, the structure has governing provisions that are the functional equivalent of a limited partnership and the Company’s position in the entity in substance reflects that of a general partner.

The Company submits to the Staff that the guidance in ASC Subtopic 810-20 on whether a general partner has a controlling financial interest in a limited partnership (previously EITF Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights) applies to limited partnerships or similar entities that have governing provisions that are the functional equivalent of a limited partnership that are not VIEs (see paragraph 3 of EITF 04-5 and ASC paragraphs 810-10-15-10 and 810-20-15-3(a)). Among certain other factors described above and in the Company’s initial response to the Staff, the following characteristics were taken into account in analogizing the structure of the relationship between the Company and KWERE to one between a general partner and limited partnership, (i) no other shareholder of KWERE holds any substantive participating rights and all such rights are held by the Company; (ii) the Company may only be removed as the investment manager with a vote from KWERE shareholders holding more than 75% of the voting shares (excluding shares held by the Company) and if the Company is removed, KWERE must pay three years of management fees to the Company; and (iii) the Company holds, and will continue to hold during the life of the relationship, a significant equity position in KWERE. Due to the above and the Company’s determination that its decision making rights should be attributed to its equity investment in KWERE as discussed above, the Company has concluded that KWERE does not have the characteristic of a VIE in ASC 810-10-15-14(b)(1). In addition, KWERE does not have any of the other characteristics of a VIE in ASC 810-10-15-14.

For these reasons the Company believes the consolidation guidance in ASC Subtopic 810-20 is the appropriate consolidation guidance to apply to its involvement with KWERE and it has concluded that it has a controlling financial interest in KWERE under that guidance.

Note 4 – Real Estate and In-Place Lease Value, page 9

2.	We have considered your response to comment 8 and are unable to agree with your application of the percentage ownership in KWERE in determining significance for KWERE acquisitions. Given your consolidation by contract of KWERE, we believe it is more appropriate to determine significance of KWERE acquisitions by evaluating the size of the consolidated investment in the property relative to your consolidated financial position. Please evaluate KWERE acquisitions based on this criteria and revise to provide separate financial statements pursuant to Rule 3-14 of Regulation S-X as required.

September 16, 2014

Response: In response to the Staff’s comment, the Company will prepare and file separate financial statements pursuant to Rule 3-14 of Regulation S-X on Items 8.01 and 9.01 of Form 8-K.

****

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer

Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

cc:	William J. McMorrow, Kennedy-Wilson Holdings, Inc.

Justin Enbody, Kennedy-Wilson Holdings, Inc.

In Ku Lee, Kennedy-Wilson Holdings, Inc.

September 16, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.,

Washington, D.C. 20549

Attention:	Kevin Woody, Branch Chief
Wilson K. Lee
Jerard Gibson
Stacie Gorman

Re:	Kennedy-Wilson Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Form 10-Q for Quarterly Period Ended March 31, 2014

Ladies and Gentlemen:

In connection with the letter dated September 16, 2014 pursuant to which Kennedy-Wilson Holdings, Inc. (the “Company”) responded to the comments of the staff of the Division of the Corporate Finance of the Securities and Exchange Commission (the “Commission”), received by electronic mail on August 20, 2014, the Company hereby acknowledges that, (a) the Company is responsible for the adequacy and accuracy of the filings it makes with the Commission, (b) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KENNEDY-WILSON HOLDINGS, INC.

By:	/s/ Justin Enbody
	Name:	Justin Enbody
	Title:	Chief Financial Officer

9701 Wilshire Boulevard    Suite 700    Beverly Hills, CA 90212    tel: 310-887-6400    fax: 310-887-3410    www.kennedywilson.com